EXHIBIT 99.1

MKM ENGINEERING
Oil and Gas Consulting Services
3905 Sagamore Hill Court
Plano, Texas  75025

February 16, 2017

Mr. Zel C. Khan
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, TX  77024

Dear Mr. Khan:

As requested, an estimate has been made of certain hydrocarbon reserves owned by Petrolia Energy Corporation (hereinafter referred to as “Petrolia”).  The appraised properties are located in Chaves County, New Mexico, Creek County, Oklahoma, and Milam County, Texas.  Production data was generally available through December 2016.  This appraisal evaluates Petrolia’s Proved Developed Producing (PDP), Proved Developed Behind Pipe (PBP), Proved Developed Non-Producing (PNP), Proved Undeveloped (PUD), and Probable Behind Pipe (PrBP) reserves.  The effective date of this report is January 1, 2017.

The table below summarizes Petrolia’s net oil and gas reserves and cash flows generated using the requested price deck.  Results shown below are presented for your information and should not be construed as our estimate of fair market value.  As of January 1, 2017, Petrolia’s net total proved and probable reserves have been estimated to be as follows:

	Net Reserves			Present Worth
	as of January 1, 2017			of Future
	Hydrocarbon	Natural		Net Income
	Liquids	Gas	Future Net	Discounted @
Reserve Category	(Bbl)	(Mcf)	Income, $	10%/Annum, $

Proved Developed Producing	445,470	0	12,023,410	5,000,640
Proved Developed Behind Pipe	128,570	0	3,145,260	2,160,280
Proved Developed Non Producing	631,970	0	7,812,410	2,604,480
Proved Undeveloped	1,021,230	0	9,837,160	3,799,080
Total Proved	2,227,240	0	32,818,240	13,564,480

Probable Behind Pipe	127,520	0	1,823,510	511,270
Total Probable	127,520	0	1,823,510	511,270

Total Proved + Probable	2,354,760	0	34,641,750	14,075,750

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes.  Total net Proved and Probable Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Petrolia’s interests after deducting all shrinkage, royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances.  All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the Society of Petroleum Engineers (“SPE”), American Association of Petroleum Geologists (“AAPG”), World Petroleum Council (“WPC”), and the Society of Petroleum Evaluation Engineers (“SPEE”).  All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons.  Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases.

Petrolia Energy Corporation
February 16, 2017

RESERVE ESTIMATE METHODOLOGY
The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry.  Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends.  Reservoirs under non-pressure depletion drive mechanisms and non-producing Reserves were estimated by volumetric analysis, research of analogous reservoirs, or a combination of both.  The maximum remaining Reserves life assigned to wells included in this report is 40 years.  This report does not include any gas sales imbalances.
FUTURE PRODUCTION RATES
Initial production rates are based on current producing rates for those wells now on production.  If a decline trend has been established, this trend was used as the basis for estimating future production rates. If no production decline trend has been established, future production rates were held constant, or adjusted for market conditions where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  For reserves not yet on production, test data and other related information were used to estimate anticipated initial production rates and sales were estimated to commence at a date deemed reasonable based on our experience and judgment.
RESERVE CLASSIFICATION
The Reserves estimates included in this report conform to the guidelines specified by the SPE, AAPG, WPC, and SPEE.  For more information regarding Reserves classification definitions see Appendix A.  A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org).
COMMODITY PRICES
Future hydrocarbon revenues were estimated using the New York Mercantile Exchange (“NYMEX”) prices outlined below:
	NYMEX PRICES
	Base Price	Base Price
Dates	$/Bbl	$/MMBtu
2017	42.75	2.49
2018	42.75	2.49
2019	42.75	2.49
2020	42.75	2.49
2021	42.75	2.49
2022	42.75	2.49
2023	42.75	2.49
2024	42.75	2.49
2025	42.75	2.49
2026	42.75	2.49
Thereafter	42.75	2.49

Historical hydrocarbon liquid prices were indexed to the monthly average of the daily closing prices received at the Cushing, Oklahoma delivery point.  The average difference between the wellhead oil price and the NYMEX price represents adjustments for crude quality, marketing fees, BS&W, transportation costs and purchaser bonuses.  These adjustments were applied to the NYMEX prices listed in table above.

Petrolia Energy Corporation
February 16, 2017

Historical natural gas prices were indexed to the monthly Henry Hub prices posted in the Inside FERC publication.  The average difference between the wellhead price and the NYMEX price represents adjustments for BTU content, marketing, and transportation costs.  These adjustments were applied to the NYMEX prices listed in table above.

Revenue accounting data for the period of January 2016 through December 2016 was used in this evaluation.
OPERATING EXPENSES & CAPITAL COSTS
In most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs.  In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions.  The lease operating expenses in this report represent field level operating costs and include COPAS charges.

Where available, capital costs were estimated using recent historical information reported for analogous expenditures.  Where recent historical information was not available Authority for Expenditure (“AFE”) documents were used to estimate capital costs.  AFE documents provided by the operator have been checked for reasonableness.  Abandonment costs were not included for the properties.

Revenue accounting data for the period of January 2016 through December 2016 was used in this evaluation.  Operating expenses and capital costs were held constant in this evaluation.
DISCLAIMERS
All information pertaining to the operating expenses, prices, and the interests of Petrolia in the properties appraised has been accepted as represented.  It was not considered necessary to make a field examination of the appraised properties.  Data used in performing this appraisal were obtained from Petrolia, public sources, and our own files.  Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this MKM Engineering report to evaluate the potential environmental liability costs from the operation and abandonment of these properties.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved and Probable Reserves presented in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report.  In any case, quantities of Proved and Probable Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently.  The future net income and net present value estimates contained in this report do not represent an estimate of fair market values.

Petrolia Energy Corporation
February 16, 2017

MKM Engineering is independent with respect to Petrolia Resources Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.
CONCLUSIONS
Attached are summary tables of economic analysis of predicted future performance.  Other tables identify the properties appraised with summary Reserves and the economic factors applicable to each.  A list of tables is included.  Reserves identified for this report are not risked.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,

MKM ENGINEERING
F-009733

Michele K. Mudrone, P.E.

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